June 12, 2012

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Gerdau S.A. Form 20-F for the Year Ended December 31, 2011 Filed April 23, 2012 File No. 1-14878

Dear Mr. Decker:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated May 31, 2012, concerning the Annual Report filed on Form 20-F for the fiscal year ended December 31, 2011 filed on April 23, 2012.

As noted below in our response, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be. Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We would be pleased to discuss any aspect of these responses with you at your convenience. We intend, as we have in the past, to use these comments constructively to make appropriate adjustments in disclosure in each subsequent submission as part of our ongoing reporting obligations.

The following is the Company’s response to the Comment Letter.

Comment No 1

We note that you have significant foreign operations and, as disclosed on page 13 of your filing, on December 31, 2011, you held R$ 991 million in cash equivalents and short-term investments denominated in currencies different from the Brazilian real. Please expand your liquidity discussion to disclose this fact and address the following in future filings:

•                  Please also discuss whether your current plans demonstrate a need to transfer cash balances to fund operations in other countries and what tax implications there are, if any; and

•                  Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including the Brazilian real. Please also explain the implications of any such restrictions upon your liquidity.

Please show us supplementally what your revised disclosure will look like. Refer to Item 303(a) (1) of Regulations S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to state clearly the usage of its cash equivalents and short-term investments denominated in currencies different from the Brazilian real and we intend to include in future filings disclosure similar to that presented below:

“The R$ 991 million in cash equivalents and short-term investments denominated in currencies different from the Brazilian real in December 31, 2011, should be  invested in maintenance capital expenditure, new production capacity or working capital, in the same countries which such amount is available, considering the Company´s significant foreign operations. Due to its tax planning policy, the Company does not intend to transfer material amounts between countries, using different currencies.

The Company does not have any material restriction on the transfer of cash and short-term investments held by foreign subsidiaries and the funds are readily convertible into other foreign currencies, including the Brazilian real.”

Comment No 2

In 2011, net cash from operating activities decreased 58.7% in relation to 2010. This reduction resulted mainly from increased investments on trading securities, due to your capital increase in April 2011. You have listed only one component that impacted your cash flows from operations in 2011. In future filings please expand this disclosure to discuss the underlying reasons for changes in your working capital components, with specific discussions for accounts receivables, inventories, trade accounts payable and other receivables, as applicable. Given the impact of the changes in your accounts receivable and inventories, please also consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. Please revise your disclosure for all periods presented. Please show us supplementally what your revised disclosure will look like. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to state clearly the changes in the Company´s working capital needs and we intend to include in future filings disclosure similar to that presented below:

“In 2011, the net cash from operating activities decreased by 58.7% in relation to 2010. This reduction resulted mainly from increased investments in trading securities, due to the Company’s capital increase in April 2011. Additionally, the reduction in net cash from operations is also attributed to the higher working capital needs (comprising trade accounts receivable, plus inventories, minus trade accounts payable) to support the 10% increase in shipments in 2011 when compared to 2010. The working capital needs increased 3.5%, going from R$ 8,167.5 million in the year ended on December 31, 2010 to R$ 8,450.0 million in 2011.

In 2010, net cash from operating activities decreased by 34.8% due to new demand levels, which resulted from economic recovery of the international financial crisis and the resulting increased production, which, in turn, affected the Company’s working capital needs. From December 31, 2009 to December 31, 2010, the working capital needs (comprising trade accounts receivables, plus inventories, minus accounts payable) increased by 23.1%, going from R$ 6,632.2 million in the year ended on December 31, 2009 to R$ 8,167.5 million in 2010, affected mainly by increased inventories and receivables.”

Comment No 3

You indicate that the replacement of Deloitte by PwC was approved by your Board of Directors and Audit Committee on December 9, 2011. Please tell us when PwC was engaged as your new independent auditor. If PwC was engaged subsequent to December 31, 2011, please amend your Form 20-F for the year ended December 31, 2011 to include the following:

•                  Disclose the engagement date of PwC; and

•                  Disclose that you did not consult with PwC during the fiscal year ended December 31, 2011 and December 31, 2010 and any subsequent interim period prior to the engagement date.

Refer to Item 16F 9(a) (2) of Form 20-F.

Response:

In response to the Staff’s comment, the Company states that PwC was selected by our Board of Directors and our Audit Committee on December 9, 2011 for the fiscal year beginning January 1, 2012.  The engagement period commenced when upon the signing of the engagement letter on December 20, 2011. Given the proximity to year end, the Company viewed the two most recent fiscal years to be 2010 and 2011.  Accordingly, the Company believes that the disclosure complies with the requirements of Item 16-F of Form 20-F.

Comment No 4

Within your 2011 stockholders’ equity activity, you indicate that the effects of interest changes in subsidiaries on non-controlling interests were $721,261. Please tell us and revise future filings to discuss the nature of the transaction(s) that resulted in the increase in your non-controlling interests due to the effects of interest changes in subsidiaries.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to state clearly the effects of interest changes in subsidiaries and we intend to include in future filings disclosure similar to that presented below:

“The line item called “Effects of interest changes in subsidiaries” considers reclassifications of balances between amounts attributed to parent company’s interest and attributed to non-controlling interests due to changes in subsidiaries ownership, since according to IAS 27, changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. The Company presents at footnote 3.1 of its Consolidated Financial Statements, a table with the ownership information of its main subsidiaries. In this table, the Company presents a subsidiary called Paraopeba — Fixed Income Investment Fund, which is managed by JP Morgan, and depending on the amount invested by each subsidiary of the Company in comparison with the amount of investments held by non-consolidated entities, every year there are changes in the ownership, as presented at footnote 3.1, and the Company has an amount to be reported under this line item. Additionally, the Company presents in its footnote 3.5 of its Consolidated Financial Statements the acquisitions of additional interest in subsidiaries. Other variances in subsidiaries without losing control, such as capital increases, other acquisitions of interests, dilutions of any nature, also result in amounts to be recognized in this line item.”

Comment No 5

Under a.4 and a.5 of your tax contingencies on page F-62, you concluded that an accounting provision was not made for these demands, since its probability for loss is classified as possible, but not probable. Please provide us a more robust discussion about each of these tax contingencies related to your social contribution tax and disallowance of the deductibility of goodwill. Please specifically tell us your basis for concluding that these tax contingencies were only possible, but not probable.

Response:

In response to the Staff’s comment, the Company provides below a more robust discussion about each of the tax contingencies related to its social contribution tax and disallowance of the deductibility of goodwill and also its basis for conclusion that these tax contingencies were only possible, but not probable.

a.4) The subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., have a discussion related to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax in a current amount of R$ 1,234,678, related to profits abroad from the years of 2005 to 2007 and not subject to taxation in Brazil, as established by the article 74 of Provisional Measure (MP) N. 2158-35/2001.

The article 74 of MP N. 2158-35/2001 establishes that for purposes of determining the income tax and social contribution basis, the net income from companies abroad are considered available to the parent company or associate company in Brazil as of the date of the financial statements, even if profits are not distributed to the parent company. With the objective of challenging the legality of the rule described above, the National Confederation of Industry (CNI), claimed in the Supreme Court, a direct action of unconstitutionality — ADIN N. 2588. Judgment of the ADIN N. 2588 is at this point suspended.

In addition, the discussion covers the applicability, to the cases in question, of treaties to avoid double taxation, whose recognition would reduce the value of the tax assessment by R$ 968 million.

Finally, even disregarding the treaties, there is the possibility of offsetting the tax paid abroad, according to the express provision in the Income Tax Rules.

LIKELIHOOD OF LOSS: The main issue for discussion is the taxation of profits of subsidiaries of the Company, with headquarters abroad, when the financial statements are issued, according to article 74 of Provisional Measure N. 2158-35/2001. The aforementioned Article 74 is the subject of Direct Action of Unconstitutionality (ADI) N. 2588-1/DF before the Supreme Court, currently, with its judgment suspended. It is, therefore, an undeaded constitutional matter, for which reason the loss is considered possible.

Even if it overcomes the issue of constitutionality of Article 74 of Provisional Measure N. 2158-35/2001, the Company understands that the loss is still possible, in view of the applicability of international treaties to the cases under discussion, as recommended by the case law court (High Court of Justice) and administrative organ (Board of Tax Appeals), as well set off of tax paid abroad.

a.5) The Company and its subsidiaries, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A. and Gerdau Açominas S.A., question, administratively, the disallowance of the deductibility of goodwill related to the reorganization carried out in 2005, pursuant to article 7 and 8 of Law 9532/97, regarding the basis for calculating IRPJ and CSLL, of the years 2005 to 2010. The total current amount in controversy is R$ 2,664,440. An accounting provision was not made for these demands since its probability for loss is classified as possible by management, based on the advice of its legal advisors.

The amortized goodwill originated in the capital subscription of Gerdau Participações by Gerdau S/A, through the contribution of its interests in companies Gerdau Açominas S.A. and Gerdau Internacional Empreendimentos, based on the economic value of the companies (method of cash flows discounted to present value). Economic value was determined based on a third party appraisal report. The appraisal also turned out to be endorsed by a third party, to the extent that the company that received the transfer of the shares - Gerdau Participações —had its capital increased by subscription in cash from the new shareholder Itaú-BBA (third party bank).

The capital subscription in Gerdau Participações resulted in a capital gain for the company Gerdau, in which tax has been deferred pursuant to Article 36 of Law 10.637/2002.

The company Gerdau Participações, however, recorded the cost of acquisition of Gerdau Açominas S.A. and Gerdau Internacional Empreendimentos in two separate accounts, as stipulated in article 20 of Legislative Decree N. 1598/1977 — in the first account it was recorded the net book value at the time of acquisition (section I) and, in the second account, the value of goodwill on acquisition of investment (section II).

The goodwill was predicated on the economic value of future profitability of subsidiaries as set out in § 2, paragraph “b”, and § 3 of that article 20 of Legislative Decree N. 1598/1977.

Subsequent to these facts, the company Gerdau Participações was acquired by and merged in to the company Gerdau Açominas at its book value.

Finally, Gerdau Açominas was divided, allocating a portion of its assets to Gerdau Aços Especiais S.A., Gerdau Aços Longos S.A., Gerdau Comercial de Aços and Gerdau América Latina Participações S.A..

Goodwill related to the Gerdau Participações accompanied the acquiring (Gerdau Açominas S.A.) and the successor companies, and for these, except Gerdau América Latina Participações S.A., was amortized over the authorization referred to in Articles 7, III, and 8, paragraph “b” of Law N. 9532/1997, and Article 36, § 1 of Law N. 10637/2002.

Regarding all the above, Tax Authorities argued that the goodwill generated on the restructuring and amortized for tax purposes lacked economic substance since it was generated through intercompany transactions and therefore disallowed it for tax purposes. Gerdau´s management however has appealed the tax authorities assessments since the goodwill was computed based on a third party appraisal report. Also, a third party bank Itaú-BBA subscribed capital in Gerdau Participações after the goodwill was recorded, recognizing the economic value of the investees that generated the goodwill as described above.

LIKELIHOOD OF LOSS: The risk of loss is classified as possible, since the restructuring of the entities in the Gerdau Group, with the establishment of four new companies to undertake the operational part of the steel area was made in compliance with corporate law and applicable tax law. It should be noted that three of the four notices of violation have been judged in favor of the Company by the Board of Tax Appeals on April 11th, 2012.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions concerning this response letter.

Very truly yours,
GERDAU S.A.

By	/s/ Osvaldo Burgos Schirmer

Name: Osvaldo Burgos Schirmer
Title: Chief Financial Officer

Copy:

Ernest Greene

Staff Accountant

Jeanne Baker

Assistant Chief Accountant